

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Paul Carbone
Chief Financial Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, Massachusetts 02021

   Re: Dunkin' Brands Group Inc.
      Form 10-K for the Year Ended December 27, 2014
      Filed February 19, 2015
      File No. 001-35258

Dear Mr. Carbone:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Melissa Raminpour

         Melissa Raminpour
         Branch Chief